

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2023

Nir Klein
Chief Executive Officer
Silynxcom Ltd.
19 Yad Ha'Harutzim St.
Netanya, 4250519, Israel

> **Re: Silynxcom Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed December 6, 2023**
> **File No. 333-275195**

Dear Nir Klein:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1 filed December 6, 2023

General

1. Your added disclosure on pages 2 and 4 states that you have included risk factor disclosure regarding your status as a controlled company under exchange listing rules. However, it appears no such risk factor disclosure appears in the section beginning on page 8. Please revise to include such disclosure. Please also revise the disclosure beginning on page 60 including the availability and use of the corporate governance exemptions you mention.

Please contact Mindy Hooker at 202-551-3732 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Nir Klein
Silynxcom Ltd.
December 15, 2023
Page 2

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Oded Har-Even, Esq.